Exhibit 99.1

9F Inc. Reports First Half 2020 Unaudited Financial Results

Adjusted Net Loss Down 81.2% Sequentially

BEIJING, CHINA — September 29, 2020 —9F Inc. (“9F” or “the Company”) (NASDAQ: JFU), a leading digital financial account platform integrating and personalizing financial services in China, today announced its unaudited financial results for the first half ended June 30, 2020.

First Half 2020 Operational Highlights

•                  Loan origination volume1 was RMB3.4 billion (US$484.6 million) in the first half of 2020, representing a decrease of 90.4% from RMB35.7 billion in the second half of 2019. Loans funded by institutional funding partners2 accounted for 76.7% of total loan origination volume in the first half of 2020, representing a decrease of 3.0% over the second half of 2019.

•                 Number of registered users3 was 110.7 million as of June 30, 2020, representing an increase of 9.1% from 101.4 million as of December 31, 2019.

•                 Number of active borrowers4 was 0.4 million in the first half of 2020, representing a decrease of 84.4% from 2.4 million in the second half of 2019.

•                 Outstanding loan balance5 was RMB59.8 billion (US$8.5 billion) as of June 30, 2020, representing a decrease of 21.4% from RMB76.0 billion as of December 31, 2019.

First Half 2020 Financial Highlights

•                  Total net revenues were RMB848.4 million (US$120.1 million), representing a decrease of 61.0% from RMB2,174.4 million in the second half of 2019.

•                  Net loss was RMB744.6 million (US$105.4 million), down 73.9% from RMB2,852.6 million in the second half of 2019.

•                  Adjusted net loss6 was RMB454.3 million (US$64.3 million).

•                  Cash and cash equivalents and term deposits were RMB3,685.3 million (US$521.6 million) as of June 30, 2020, The Company believes this to be sufficient to meet its operational needs and weather the challenges ahead.

1  “Loan origination volume” refers to the total amount of loans originated to the Company’s borrowers, including the loan origination volume funded by individual investors and institutional funding partners.

2  “Institutional funding partners” refers to banks and other institutions which have partnered with the Company on its direct lending program to fund loans originated to the Company’s borrowers.

3  “Registered users” as of a certain point of time refers to the accumulative number of users who have registered their digital accounts with the Company (identified by registered mobile phone numbers) as of a certain point of time.

4  “Active borrowers” refers to, for a specified period, borrowers who made at least one borrowing transaction with the Company during that period.

5  “Outstanding loan balance” as of a certain point of time refers to the total balance of outstanding principal of all the loan products, including revolving loan products, non-revolving loan products and loan products under the Company’s direct lending program as of a certain point of time. Outstanding loan balance for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loan products, are counted towards outstanding loan balance under the Company’s direct lending program.

6  “Adjusted net income (loss)” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Recent Developments and Plans for the Company’s Business

As previously disclosed, the Company’s business, financial conditions and results of operations have been and are likely to continue to be materially and adversely affected by the global outbreak of COVID-19 and a number of measures taken by government authorities to contain the spread of COVID-19. Furthermore, the outbreak of COVID-19 may have long-term impacts on our operations given the suspension of business activities across various sections in China may result in a rise in unemployment, which in turn may weaken the debt repayment ability of borrowers for loans under our Online Lending Information Intermediary Services and our direct lending program. In addition, the Company’s business growth and results of operation have been and are likely to continue to be adversely affected by the tightened regulatory environment in China, especially the newly promulgated Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Decisions”) with respect to, among other things, the upper limit of interest rate applicable to private loans between individuals, entities or other organizations that are not licensed financial institutions. Any adjustments or modification to the cap on the annualized total borrowing costs of newly originated loans charged to borrowers as requested by the Decisions or other similar rules may subject the Company’s business and future growth to uncertainty.

To address the abovementioned negative impacts brought by recent market and regulatory environments, the Company is contemplating certain adjustments to its business, including (i) divesting certain businesses with respect to its loan products not funded by licensed institutional funding partners and working with licensed entities to properly manage the remaining portion of such loan products to mitigate the potential negative impact on the Company’s business under the current regulatory environment, especially the Decisions, (ii) focusing on the Company’s technology enabling  collaboration with financial institution partners to better benefit both parties from the Company’s technology service capabilities and partnership network, and (iii) actively developing and promoting the Company’s products and service offerings that cover e-commerce, online-offline consumption and multi-layered wealth management, as well as its international business operations.

For the previously announced two legal actions between the Company’s affiliates and PICC Property and Casualty Company Limited Guangdong Branch (“PICC”), both actions still remain at the preliminary stage, and it is not possible at this stage to ascertain the outcome of either of the lawsuits. If the Company does not prevail in either of the lawsuits completely or in part, or fails to reach a favorable settlement with PICC, the Company’s results of operations, financial condition, liquidity and prospects may be materially and adversely affected. The Company intends to update its shareholders if and when further information with respect to such legal actions is available.

First Half 2020 Financial Results

Total net revenues decreased by 61.0% from RMB2,174.4 million in the second half of 2019, primarily due to the decreases in net revenues generated from loan facilitation services which in turn resulted from the decline in loan origination volume.

•                  Loan facilitation services revenue in the first half of 2020 were RMB227.8 million (US$32.2 million), representing a decrease of 85.5% from RMB1,572.1 million in the second half of 2019. The decrease in net revenues from loan facilitation services was primarily due to a decrease in loan origination volume which was affected by COVID-19 and our dispute with PICC.

•                  Post-origination services revenue were RMB530.2 million (US$75.0 million) in the first half of 2020, representing an increase of 17.5% from RMB451.2 million in the second half of 2019, primarily due to an increasing portion of service revenue allocated to post-origination services in the first half of 2020 and the slightly increased outstanding loan balance which resulted in the Company providing more post-origination services.

•                  Other revenues were RMB90.4 million (US$12.8 million) in the first half of 2020, representing a decrease of 40.2% from RMB151.2 million in the second half of 2019 as the referral revenue of the Company decreased due to the epidemic of COVID-19.

Sales and marketing expenses were RMB174.2 million (US$24.7 million) in the first half of 2020, representing a decrease of 88.3% from RMB1,494.7 million in the second half of 2019. The reason for such decrease is that the the volume of loan origination was reduced due to COVID-19, so the Company reduced its efforts in marketing promotion accordingly.

Origination and servicing expenses were RMB634.5 million (US$89.8 million) in the first half of 2020, representing a decrease of 30.2% from RMB909.4 million in the second half of 2019, primarily due to the decreases of third-party loan collection expense, credit assessment expense and payment processing expense.

General and administrative expenses were RMB550.7 million (US$78.0 million) in the first half of 2020, representing a decrease of 24.2% from RMB726.9 million in the second half of 2019, primarily due to a decrease in share-based compensation expenses, and the Company also has implemented significant cost control such as headcount reductions to mitigate the impact of COVID-19.

Operating loss was RMB706.6 million (US$100.0 million) in the first half of 2020, compared with operating loss of RMB3,105.1 million in the second half of 2019.

Interest income was RMB63.9 million (US$9.0 million) in the first half of 2020, compared with RMB87.0 million in the second half of 2019.

Income tax expense was RMB17.9 million (US$2.5 million) in the first half of 2020, compared with income tax benefit of RMB305.1 million in the second half of 2019.

Net loss was RMB744.6 million (US$105.4 million) in the first half of 2020, compared with net loss of RMB2,852.6 million in the second half of 2019.

Adjusted net loss was RMB454.3 million (US$64.3 million) in the first half of 2020, compared with RMB2,411.4 million in the second half of 2019.

As of June 30, 2020, the Company had cash and cash equivalents and term deposits of RMB3,685.3 million (US$521.6 million).

About 9F Inc.

9F Inc. is a leading digital financial account platform integrating and personalizing financial services in China with the footprint expanding overseas. The Company provides a comprehensive range of financial products and services across loan product, online wealth management products, and payment facilitation, all integrated under a single digital financial account.

For more information, please visit http://ir.9fgroup.com/

Use of Non-GAAP Financial Measures

The Company uses adjusted net income (loss), a non-GAAP financial measure, in evaluating its operating results and as a supplemental measure to review and assess its financial and operational performance. The Company believes that adjusted net income (loss) provides useful information about its core operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metric used by the Company’s management in its financial and operational decision-making. The Company also believes that adjusted net income (loss), which excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible asset and tax effect of adjustments, helps identify underlying trends in its business and help the Company’s management formulate business plans.

Adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Other companies, including peer companies in the industry, may calculate this non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating the Company’s performance. For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

9F Inc.

E-mail: ir@9fbank.com.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	December 31	June 30	June 30
	2019	2020	2020
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,684,003	3,651,788	516,877
Restricted cash	125,437	262,730	37,187
term deposit	24,000	33,558	4,750
Accounts receivable	280,995	307,657	43,546
Other receivable	117,340	225,347	31,896
loan receivables	778,480	415,825	58,856
Amount due from related party	50,000	47,955	6,788
Prepaid expenses and other assets	1,137,787	802,357	113,566
Contract assets	24,824	33,088	4,683
Long-term investment	775,644	1,162,288	164,511
Operating lease right-of-use assets	121,791	88,624	12,544
Property, equipment and software, net	110,376	97,282	13,769
Goodwill	72,224	22,137	3,133
Intangible asset	73,476	52,070	7,370
Deferred tax assets	503,987	513,932	72,743
Total assets	8,880,364	7,716,638	1,092,219

Liabilities
Deferred revenue	788,906	432,517	61,219
Payroll and welfare payable	41,646	19,649	2,781
Taxes payable	320,350	268,545	38,010
Accrued expenses and other liabilities	1,229,110	1,087,333	153,902
Operating lease liabilities	125,407	102,784	14,548
Amount due to related party	29,902	23,302	3,298
Deferred tax liability	17,215	13,227	1,872
Total liabilities	2,552,536	1,947,357	275,630

Shareholder’s equity
Ordinary shares	—	—	—
Class A ordinary shares	1	1	—
Class B ordinary shares	1	1	—
Additional paid-in capital	5,241,296	5,448,305	771,158
Statutory reserves	459,029	466,377	66,011
Retained earnings	488,236	(305,003)	(43,170)
Accumulated other comprehensive income	92,220	116,141	16,439
Total 9F Inc. shareholders’ equity	6,280,783	5,725,822	810,438
Non-controlling interest	47,045	43,459	6,151
Total shareholders’ equity	6,327,828	5,769,281	816,589

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	8,880,364	7,716,638	1,092,219

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended,
	2019/6/30	2019/12/31	2020/6/30	2020/6/30
	RMB	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,905,840	1,572,057	227,792	32,242
Post-origination services	153,510	451,222	530,232	75,049
Others	191,181	151,153	90,406	12,796
Total net revenue	2,250,531	2,174,432	848,430	120,087

Operating costs and expenses:
Sales and marketing	(848,775)	(1,494,653)	(174,243)	(24,662)
Origination and servicing	(228,047)	(909,404)	(634,521)	(89,811)
General and administrative	(428,886)	(726,861)	(550,734)	(77,951)
Provision for doubtful contract assets and receivables	—	(2,148,638)	(195,564)	(27,680)
Total operating costs and expenses	(1,505,708)	(5,279,556)	(1,555,062)	(220,104)

Interest income	138,684	87,067	63,869	9,040
Impairment loss of investments	—	(154,898)	(30,322)	(4,292)
Impairment loss of goodwill	—	—	(50,291)	(7,118)
Impairment loss of intangible asset	—	—	(17,220)	(2,437)
Gain recognized on remeasurement of previously held equity interest in acquiree	16,272	—	—	—
Other income, net	(2,592)	55,444	19,612	2,776
Income (loss) before income tax expense and share of profit in equity method investments	897,187	(3,117,511)	(720,984)	(102,048)
Income tax benefit (expense)	(130,536)	305,133	(17,874)	(2,530)
Loss in equity method investments	(67,683)	(40,235)	(5,741)	(813)
Net income (loss)	698,968	(2,852,613)	(744,599)	(105,391)

Net income (loss) attributed to the non-controlling interest shareholders	(2,490)	(3,441)	3,586	508
Net income (loss) attributable to 9F Inc.	696,478	(2,856,054)	(741,013)	(104,883)

Change in redemption value of preferred shares	(8,541)	(2,170)	—	—
Net income (loss) attributable to ordinary shareholders	687,937	(2,858,224)	(741,013)	(104,883)

Net income (loss) per ordinary share:
Basic	367.67	(15.34)	(3.80)	(1.00)
Diluted	320.54	(15.34)	(3.80)	(1.00)

Weighted average number of ordinary shares used in computing net income (loss) per ordinary share
Basic	1,626,728	186,238,446	195,191,000	195,191,000
Diluted	1,865,921	186,238,446	195,191,000	195,191,000

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended,
	2019/6/30	2019/12/31	2020/6/30	2020/6/30
	RMB	RMB	RMB	USD
Net income (loss)	698,968	(2,852,613)	(744,599)	(105,391)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax of nil	(2,681)	14,807	24,021	3,400
Unrealized gains on available for sale investments, net of tax of nil	999	(1,098)	(100)	(14)
Total comprehensive income (loss)	697,286	(2,838,904)	(720,678)	(102,005)
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	(2,490)	(3,441)	3,586	508
Total comprehensive income (loss) attributable to 9F Inc.	694,796	(2,842,345)	(717,092)	(101,497)

9F Inc.

Reconciliations of GAAP And Non-GAAP Results

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended,
	2019/6/30	2019/12/31	2020/6/30	2020/6/30
	RMB	RMB	RMB	USD
Net income (loss)	698,968	(2,852,613)	(744,599)	(105,391)
Add:
Share-based compensation	67,903	285,248	207,008	29,300
Impairment loss of investments	—	154,898	30,322	4,292
Impairment of goodwill	—	6,191	50,291	7,118
Impairment loss of intangible asset	—	—	17,220	2,437
Less:
Tax effect of adjustments	—	5,146	14,546	2,059
Adjusted net income (loss)	766,871	(2,411,422)	(454,304)	(64,303)